

Mail Stop 3720

December 29, 2015

Robert J. Pera
Chief Executive Officer
Ubiquiti Networks, Inc.
2580 Orchard Parkway
San Jose, CA 95131

> **Re: Ubiquiti Networks, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2015**
> **Filed August 21, 2015**
> **File No. 001-35300**

Dear Mr. Pera:

We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director